Exhibit 10.1
Continental Resources, Inc.
Summary of Non-Employee Director Compensation
Approved July 30, 2020
Effective as of October 1, 2020

Retainers

Non-employee directors of Continental Resources, Inc. (the “Company”) receive the following compensation as of the date indicated above:

•	An annual cash retainer of $97,000 per year;

•	The Lead Director is paid an additional annual retainer of $12,000;

•	There are no cash retainers or fees paid in connection with any non-employee director’s service on any of the Board committees, whether as a committee chairman or regular committee member.

Harold Hamm, Bill Berry and Shelly Lambertz who are directors and employees will not receive any of the retainers described above.

Equity-Based Compensation

After October 1, 2020, non-employee directors are expected to receive grants of restricted stock with a vesting period of one year pursuant to the terms of the Continental Resources, Inc. 2013 Long-Term Incentive Plan (the “2013 Plan”). The number of shares granted is at the discretion of the Board of Directors. The targeted grant value for annual non-employee director restricted stock grants remains unchanged at $240,000. The Company’s Board of Directors has adopted a common stock ownership requirement for non-employee directors. Each non-employee director is expected to own shares of the Company’s common stock with a market value equal to at least five times the base annual retainer. Until the common stock ownership guideline is achieved, each non-employee director is expected to retain 100% of the shares received as a result of restricted shares granted under the 2013 Plan and/or the Continental Resources, Inc. 2005 Long-Term Incentive Plan (the predecessor to the 2013 Plan). Shares owned directly by, or held in trust for, the non-employee director or his or her immediate family members residing in the same household and unvested restricted shares are included in the calculation of market value.